Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

SJW Group

First quarter 2018 Financial Results Conference Call, April 26, 2018

Full Transcript

(Suzy Papazian – General Counsel)

Thank you, operator.

Welcome to the first quarter 2018 financial results conference call for SJW Group.

Presenting today are Eric Thornburg, Chairman of the Board, President and Chief Executive Officer and James Lynch, Chief Financial Officer. For those who would like to follow along, slides accompanying these remarks are available on our website at www.sjwgroup.com.

Before we begin today’s presentation, I would like to remind you that this presentation and related materials posted on our website may contain forward-looking statements. These statements are based on estimates and assumptions made by the company in light of its experience, historical trends, current conditions, and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Many factors could cause the company’s actual results and performance to differ materially from those expressed or implied by the forward-looking statements.

For a description of some of the factors that could cause actual results to be different from statements in this presentation, we refer you to the press release and to our most recent Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission, copies of which may be obtained at our website.

All forward-looking statements are made as of today, and SJW Group disclaims any duty to update or revise such statements.

You will have the opportunity to ask questions at the end of the presentation.

As a reminder this webcast is being recorded and an archive will be available until July 23, 2018. You can access the press release and the webcast at our corporate website.

I would now like to turn the call over to Eric.

(Eric Thornburg)

Thank you, Suzy.

Welcome everyone and thank you for joining us. I am Eric Thornburg, Chairman, President, and CEO of SJW Group. I am very pleased to be here today with Jim Lynch, our Chief Financial Officer and Palle Jensen, Executive Vice President of San Jose Water is here today.

SJW delivered strong first quarter results relative to its recurring operations. Other key highlights of the quarter include:

•	The announcement of our merger of equals agreement with Connecticut Water Service;

•	The start-up and commissioning of San Jose Water’s $62M Montevina Water Treatment Plant Retrofit Project; and,

•	A new cost of capital decision for the years 2018 through 2020 for San Jose Water.

It is with deep appreciation and respect that SJW bids a fond farewell to Board members Rich Roth and Buddy Moss who did not seek re-election in 2018. Those on the call are very familiar with Rich who served as Chairman, President and Chief Executive Officer and whose career spanned 27 years with SJW. Buddy’s association with SJW spanned over 30 years and both gentlemen have left an indelible mark through their character, dedication, and commitment to the company, its customers, shareholders, and the communities we serve. On behalf of the Board and all of our employees, we wish them the very best.

I will now turn the call over to Jim Lynch for a review and analysis of the Q1 financial results. After Jim’s remarks, I will provide additional information on regulatory and other key business matters.

Jim?

(Jim Lynch)

Thank you, Eric.

Our first quarter operating results reflect the positive impact of higher customer usage and rate increases in both California and Texas, partially offset by lower revenue due to the regulatory impact of our cost of capital decision and the recently passed Tax Cut and Jobs Act. In addition, we experienced higher water costs as well as merger costs incurred in connection with our proposed transaction with Connecticut Water Service (or CTWS).

First quarter revenue was $75.0 million, a 9% increase over the first quarter of 2017. Net income for the quarter was $1.3 million or $0.06 diluted earnings per share. This compares with $3.7 million or $0.18 diluted earnings per share for the first quarter of 2017.

The net decrease of $0.12 diluted earnings per share for the quarter was impacted by non-recurring costs of $2.7 million, net of tax, related to our proposed merger with CTWS or $0.13 per share. Eric will provide an update on the transaction in his remarks to follow.

For the quarter, customer usage increased $.22 per share and rate increases contributed another $.21 per share. These increases were partially offset by increased water production expenses of $0.11 per share, a $0.09 per share decrease due to net changes in the Company’s balancing and memorandum accounts, which includes the impact of our cost of capital proceeding and the implementation of the Tax Act. We also experienced a $0.09 per share decrease due to lower revenues recorded in the Water Conservation Memorandum Account (or WCMA) as a result of higher customer usage. Higher depreciation and “other” items reduced earnings per share combined by an additional $0.13.

First quarter 2018 revenue was 9% higher than revenue recorded during the first quarter of 2017. The increase was attributed to $6.3 million in higher customer usage and $6.1 million in water rate increases. The higher usage was due primarily to the return of drier weather in our California service area during the first quarter of 2018 as compared to 2017. Regarding the rate increases, San Jose Water implemented a 4.2% rate increase on January 1, 2018 as provided for in our 2016 California General Rate Case. The Company also implemented a 3.5% rate increase, effective July 1, 2017 to recover increased purchased water costs and ground water pump taxes implemented by the Santa Clara Valley Water District (or the District) in July 2017. The increases were partially offset by a net $6.6 million decrease in balancing and memorandum accounts, including revenue recorded under our WCMA. Recall that in periods of higher customer usage, the benefit provided by the WCMA decreases.

The increased higher water production expenses we experienced were primarily due to increased customer usage in the amount of $2.5 million and $2.3 million due to the previously mentioned District water cost increases. These increases were partially offset by an increase in the use of surface water from our recently renovated Montevina Water Treatment Plant in the amount of $1.4 million.

Turning to our capital expenditure program, we added $29.0 million in company funded utility plant during the first quarter of 2018. This represents 24% of our total 2018 planned capital expenditures. Combined, the budgeted 2018 rate base for our California and Texas utilities is $792 million.

Turning to liquidity, first quarter 2018 cash flows from operations decreased 20% over the first quarter of 2017. The decrease was primarily the result of a $3.2 million reduction in net income adjusted for non-cash items, a decrease in accrued water production expenses of $2.2M, and a decrease in collections of previously billed and accrued receivables of $1.5M. These decreases were partially offset by an increase in general working capital of $1.3 million.

At the end of the quarter, we had $106 million available on our bank lines of credit for short term financing of utility plant additions and operating activities. The average borrowing rate on the line of credit advances during the quarter averaged 2.7%.

With that, I will stop and turn the call back over to Eric.

(Eric Thornburg)

Thank you, Jim.

As previously reported, SJW entered into a definitive agreement with Connecticut Water Service in a merger of equals to create the third largest investor owned water utility in the United States. We believe this merger of equals provides both companies with the best opportunity for value creation over the long term as well as significant benefits for our customers, for our employees, and the communities we serve. Accordingly and as filed in our Form S4, we have reaffirmed our commitment to this MOE, and remain confident that we will close during the fourth quarter of 2018.

Now the proxy filing was a significant milestone towards closing the merger of equals in the fourth quarter of this year. We have received very positive reception from shareholders, analysts, regulators, employees, customers, and community leaders. As you also now know, we did receive and reject an unsolicited, non-binding indication of interest. Our Board, following a careful and thorough review in consultation with SJW Group’s management, legal, and financial advisors, consistent with our fiduciary duties, determined that this non-binding indication of interest neither constituted nor was reasonably likely to lead to a superior proposal as defined in the existing merger agreement with Connecticut Water.

We believe there are benefits unique in the merger of equals including:

•	Increased scale;

•	Enhanced financial strength and geographic diversity;

•	Anticipated higher future growth profile and associated share price appreciation;

•	Significant earnings accretion and importantly, regulatory diversification; and,

•	Our shareholders will own 60% of the combined company.

The merger of equals also provides long-term benefits for our customers, all of our employees, and communities. Delivering customer benefits include:

•	No rate changes;

•	Benefits of scale; and,

•	Best practice implementations.

Honoring our commitment to all employees, we see no job losses or changes to compensation, benefits, or union partnerships. In contrast to the unsolicited offer, support for employees is limited. We also see a strengthening of community ties, continued support of economic development, and investments in growth, safety, and reliability.

We are building a national scale company that is locally focused.

Now on other fronts, our March 22, 2018, California Public Utilities Commission decision in the proceeding to determine the cost of capital for the period 2018-2020 for San Jose Water. The Commission’s decision provides for a reduction to San Jose Water’s authorized return on equity from 9.43% to 8.90% and its overall return on rate base from 8.09% to 7.64% resulting in a $5.8 million reduction to authorized revenue requirement in 2018. The decision, effective retroactively to January 1, includes the continuation of a Water Cost of Capital Mechanism, which allows for an annual adjustment to authorized return on equity between filings. New customer water rates reflecting this updated authorized rate of return became effective on March 22, 2018.

San Jose Water continues to process our General Rate Case (or GRC) Application with the Commission. Our 45-day update was submitted on March 16, 2018, and a Pre-Hearing Conference was held on April 19, 2018, where all the parties to the proceeding reaffirmed the remaining GRC processing schedule that anticipates a final decision by December 2018 and new rates starting January 1, 2019.

We continue to be very pleased with the performance of SJWTX, Incorporated, our Texas water and wastewater utility. Customer growth continues to be driven by a booming economy in one of the fastest growing regions of the country, as well as by our aggressive acquisition program that has closed on 10 water systems in the past 10 years.

Accordingly, I am happy to announce that SJWTX is completing the final steps to acquire the Deer Creek Ranch water system. As one of our larger acquisitions, it includes approximately 750 connections and will increase SJWTX’s current customer count by about 5%. Importantly, it expands our service area into western Travis and northern Hayes Counties paving the way for future acquisition opportunities. We anticipate closing in Q3 and look forward to delivering safe, high quality and reliable water service to our new Deer Creek Ranch customers. With its increased contributions to consolidated earnings, we remain optimistic about the prospects of SJWTX.

In summary, SJW remains an attractive investment with a focus on designing, building, and operating high-quality regional water service platforms that we believe will deliver safe, high quality, and reliable water service to our customers and sustain attractive long-term returns for our shareholders. We are executing our growth strategy, investing in necessary infrastructure to provide safe and reliable water service to customers and communities and then earning a return of and on that investment. Additionally, we are poised to augment our growth through the acquisitions and mergers I mentioned here today, expanding our footprint and building scale. Our investments are smart and enduring, and we are confident over the long haul, that investments we have made will contribute to growth in profitability, earnings, and dividends.

With that I will turn the call back to the operator for the questions.

Questions:

(Ryan Connors – Boenning Scattergood)

Great, thanks for taking my question. I just want to say first off, congrats again on the transaction and all the interest from our perspective on the merger of equals and diversification is certainly compelling.

But I wanted to actually start on the cost of capital decision. Obviously it wasn’t the worst case scenario but it wasn’t exactly ideal either. So my first question – is there a sense of that this is a baseline level now at 8.9 or is there some likelihood that directionally in the years ahead there could be further slippage there. How should we be looking at this ROE level?

(Palle Jensen – SJW)

Hi Ryan, this is Palle Jensen. We are happy that this proceeding is behind us at this point. I think that it will establish a new baseline for other utilities coming in before the Commission. I know the energy utilities are coming up here shortly and the outcome of those proceedings will obviously set the tone for the future of cost of capital proceedings in the State of California.

(Eric Thornburg – SJW)

Ryan, I might add to that. This is Eric. We were pleased that the cost of capital adjustment mechanism remained in place. So that will allow the adjustment based on interest rates in the future. We are pleased that device remains in place and we think that will likely help in the out-years as well.

(Ryan Connors)

I know that there is not too much you are at liberty say on the other stuff. A couple of conceptual questions. You mentioned regulatory diversification as one of the rationales for the merger of equals. Obviously that doesn’t come with the alternative there. Is the cost of capital decision, does that play any role in that? Obviously Connecticut has got a significantly higher return on capital in place at this point?

(Eric Thornburg)

You know Ryan, it’s absolutely one of the reasons why we sought to diversify from a single state operation essentially. Going into four states, that would provide additional regulatory diversification. Our current set up is we have about 92% of our earnings come from a single state. So it just made sense to look for partners outside of California as well and not double down on that investment in a single state. So we definitely believe it’s a significant advantage to our merger of equals.

(Ryan Connors)

Great. Now my last one also has to do with the transaction here. So back in March on your conference call discussing the merger of equals initially, you downplayed the issue of regulatory review and regulatory delay and yet the Board in its letter today that was one of the things that was mentioned as a concern with the alternative transaction was the potential for a protracted regulatory review. So can you just remind us – what are the types of things that will be looked at in that review and why would one review maybe be more protracted than the other.

(Eric Thornburg)

Thank you, Ryan. An excellent question. When we talked in March, our regulatory approval process for the merger of equals involves the states of Connecticut and Maine only, because there is not an effective change in control in California or in Texas because SJW Group would remain and retain 60% ownership of the new combined organization. Under the non-binding indication of interest from the unsolicited party, that would change and California regulatory approval would thereby be required. And when you look back on the history of such endeavors, they are typically an 18 month or up to an 18 month statutory proceeding. And that interjects significant additional risks. So that’s the difference, it’s the California regulatory approval process.

(Ryan Connors)

Got it, well that’s clear enough.

Closing:

(Eric Thornburg)

Well thank you everyone. Thank you for joining our call today. We are extremely excited about the future of the SJW Group. We are very pleased with our merger of equals and we’re extremely excited about moving forward and receiving the approvals necessary and closing that transaction by year end, and we look forward to the journey together. Thank you everyone.

* * *

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. These materials are not yet final and will be amended. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS

OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.